Ex. 99.28(p)(43)

INSIDER TRADING POLICY AND PROCEDURES

Amended July 1, 2014

I. Introduction

This Insider Trading Policy and Procedures (the “Policy”) has been adopted individually by the entities listed in Schedule A, referred to herein (individually) as the “Firm”. This Policy is administered by each Firm as a separate program, administered by the respective Firm’s designated Chief Compliance Officer or their delegate. Each Firm may attach to this Policy a schedule describing any unique provisions that their respective Firm has made to provide additional requirements or modify those requirements set forth by this Policy. Any questions regarding the Firm policy and procedures should be referred to the Firm’s Chief Compliance Officer.

A. Policy Statement on Insider Trading

The Firm forbids its Supervised Persons (as defined by the Firm’s Code of Ethics) from trading on material non-public information or communicating material non-public information to others in violation of the law. This conduct is frequently referred to as "insider trading." This policy applies to every Supervised Person of the Firm and extends to activities both within and outside their duties to the Firm, including trading for a personal account.

The Firm strictly prohibits its Associates from circulating in any manner any rumors that might affect the market for a security. Any rumor of this nature should be reported immediately to the Compliance Department. Discussion of unsubstantiated information disseminated by the public media or elsewhere (i.e., “on the street”) is not prohibited, provided its source and unverified nature are disclosed to the party receiving the information.

Special care must be given to information regarding the publicly traded securities of any affiliate. In the event material, nonpublic information is obtained regarding an affiliated entity, all of the provisions of this policy will apply. In addition, the Chief Compliance Officer shall coordinate efforts with the appropriate persons designated to prevent and detect insider trading at the affiliated entity. Refer to the Virtus Code of Conduct and related policies for more information.

1. Who is an Insider?

The concept of "insider" is broad. It includes officers, directors and employees (including those persons defined in the Firm’s policies as “Associates”) of a company. In addition, a person can be a "temporary insider" if he or she enters into a special confidential relationship in the conduct of a company's affairs and as a result is given access to information solely for the company's purposes. A temporary insider can include, among others, a company's investment advisers, agents, attorneys, accountants and lending institutions as well as the employees of such organizations. The Firm may become a temporary insider of a company with which it has a contractual relationship, to which it has made a loan, to which it provides advice or for which it performs other services.

2. What is Material Information?

Trading on inside information is not a basis for liability unless the information is material. "Material information" generally is information that a reasonable investor would consider important in making his or her investment decisions, or information that is likely to have a significant effect on the price of a company's securities. Examples of information that a Firm’s Associates should consider material includes, but is not limited to:

●	Dividend changes;

●	Earnings estimates;

●	Changes in previously released earnings estimates;

●	Significant merger or acquisition proposals or agreements;

●	Liquidity problems;

●	Extraordinary management developments;

●	“Surprises” and material developments in regulatory or litigation matters; and

●	Material information does not have to specifically relate to a company’s business.

3. What is Non-Public Information?

Information is non-public until it has been effectively communicated to the marketplace. Tangible evidence of such dissemination is the best indication that the information is public. For example, information found in a report filed with the Securities and Exchange Commission, or appearing in Dow Jones, The Wall Street Journal or other publications of general circulation would be considered public.

4. Penalties for Insider Trading

Penalties for trading on or communicating material non-public information are severe, both for the individuals involved in such unlawful conduct and for their supervisors, their employers and affiliates. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation:

●	civil injunctions;

●	treble damages;

●	disgorgement of profits;

●	penalties for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited; and

●	penalties for the employer or other controlling person of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition, any violation of this policy statement can be expected to result in sanctions by the Firm, up to and including dismissal of the persons involved.

B. Procedures to Implement the Firm's Policy Against Insider Trading

The following procedures have been established to aid Associates in avoiding insider trading, and to aid the Company in preventing, detecting and imposing sanctions against insider trading.

Every Associate must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties.

1. Identifying Inside Information

Before trading for the Firm, an Associate’s own account or accounts of others in the securities of any entity or company about which an Associate may have inside information, an Associate must ask himself or herself the following questions:

A.	Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would affect the market price of the securities if generally disclosed?

B.	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in The Wall Street Journal or other publications of general circulation? If, after consideration of the above, an Associate believes that the information is both material and non-public, or if he or she has questions as to whether the information is material and non-public, such Associate should take the following steps:

i.	Report the matter immediately to the Firm’s Chief Compliance Officer and do not communicate the information inside or outside the Company, other than as directed by the Chief Compliance Officer;

ii.	Neither purchase nor sell any of the securities in question on behalf of the Company (including investment companies and private accounts managed by Virtus Investment Partners, Inc. or any of its subsidiaries), the Associate's own account or accounts of others; and

iii.	After the issue has been reviewed, the Associate will either be instructed to continue the prohibitions against trading and communication or will be allowed to trade and communicate the information

2. Personal Securities Trading

Personal securities trading should be undertaken only in compliance with the Firm’s Code of Ethics.

3. Restricting Access to Material Non-Public Information

Information in an Associate's possession that he or she identifies as material and non-public may not be communicated to anyone, including persons within the Company, except as provided in paragraph B.1. above. In addition, care should be taken so that such information is sealed and access to computer files containing material non-public information is restricted.

4. Compliance Procedures

Upon determination that an Associate has possession of material, nonpublic information, the Firm’s Chief Compliance Officer will implement the following procedures to prevent the dissemination of such information:

●	Advise the Associate not to communicate the information to anyone;

●	Determine whether other individuals associated with the firm may have possession of such information;

●	Restrict officers, directors, employees and Associates from trading on any affected securities, as appropriate; and

●	If necessary, implement and maintain a “Watch List” or “Restricted List” in order to monitor and prevent the occurrence of insider trading in certain securities the Company is prohibited or restricted from trading.

If an Associate reports he or she has possession of inside information to the Firm’s Chief Compliance Officer, the information must then only be communicated to such other Associates who have a “need to know” such information in furtherance of the implementation of this Policy.

Such individuals may include, but are not limited to, the Firm’s attorneys, and senior management charged with compliance with this policy. When necessary to communicate material nonpublic information, the following information must be documented:

●	The name of the individual with whom the information is being shared;

●	The individual’s title and position with the firm;

●	The date of the communication;

●	The nature of the communication;

●	The identity of the security affected; and

●	The name of the person requesting that the information be communicated

Additional Policies and Procedures regarding Nonpublic information Related to Investing in Bank Loans

Newfleet has adopted the above Insider Trading Policy and Procedure with respect to the receipt and use of material nonpublic information and to describe more fully what constitutes “insider trading”. In addition, Newfleet has adopted the following procedures and controls specifically related to nonpublic information on companies with tradable bank loans to help monitor and prevent any insider trading by Newfleet and/or its Associates.

Certain Newfleet employees are granted web access to repositories of public and non-public information regarding companies with tradable bank loans. This access allows users to view material non-public information. The following procedures have been developed to monitor such activity and help prevent insider trading.

The CCO or designee will perform a daily review of reports from all repositories for which access has been granted to any Newfleet employee to determine if any private information has been accessed. The issuer of any security for which private information has been accessed will be restricted from trading for both Newfleet and all Newfleet access persons as defined by the Newfleet code of ethics. This will be accomplished by adding the issuer to the list of restricted issuers within the trade order management system and adding the issuer to the Newfleet restricted list maintained on Virtusnet.

The CCO or designee will perform periodic (no less than annual) reviews and reconciliations of the list of restricted issuers within the trade order management system and the Newfleet Restricted list.

The CCO or designee will perform periodic (no less than quarterly) reviews of the trading activity in each Newfleet Access Person’s personal brokerage account(s) to specifically determine if an associated person has traded in any of the public securities when the issuer was on the restricted list. This may be accomplished though reliance on the administration of the Newfleet Code of Ethics whereby any such trade would be identified as an exception by the Code of Ethics Compliance Administrator.

Sunset Provision: Six months after the last date private information was accessed the issuer will be removed from the restricted list. If the information accessed is deemed to no longer be material non-public information prior to the six month time frame the issuer may be removed from the restricted list.

SANCTIONS

It is very important that all employees adhere strictly to the firm’s insider trading policies and procedures. Any violations of such policies and procedures could result in serious sanctions, including fines and/or dismissal from Newfleet or its affiliates.

Schedule A

The following subsidiaries of Virtus Investment Partners, Inc. have adopted this Insider Trading Policy and Procedures:

As of October 1, 2012:

●	Duff & Phelps Investment Management Co.

●	Virtus Alternative Investment Advisers, Inc.

●	Virtus Investment Advisers, Inc.

●	VP Distributors, Inc.

As of October 2, 2013:

●	Kayne Anderson Rudnick Investment Management, LLC :

 As of April 10, 2015

●	Virtus ETF Advisers LLC and its affiliates (Virtus ETF Solutions LLC and ETF Distributors LLC)

As of September 4, 2015:

●	Virtus Retirement Investment Advisers, LLC As of October 1, 2017:

●	Ceredex Value Advisors LLC

●	Silvant Capital Management LLC

●	Virtus Fund Advisers, LLC

As of November 6, 2020:

●	NFJ Investment Group, LLC

As of October 1, 2021:

●	Westchester Capital Management, LLC

●	Westchester Capital Partners, LLC

As of July 1, 2022:

●	Virtus Fixed Income Advisers, LLC, dba:

o	Seix Investment Advisors

o	Newfleet Asset Management

o	Stone Harbor Investment Management

With regard to the above: VP Distributors, Inc. and Virtus ETF Distributors LLC are broker-dealers and have therefore adopted this Policy in accordance with the Securities Fraud Enforcement Act of 1988 which requires all broker- dealers to establish, maintain and enforce written procedures designed to prevent the misuse of material, nonpublic information in violation of the Securities and Exchange Act of 1934. The Securities and Exchange Act of 1934 Rule 10b-5 defines insider trading as buying or selling a security, in breach of a fiduciary duty or other relationship of trust and confidence, while in possession of material, nonpublic information about the security.

The Firm’s named above (besides VP Distributors, Inc. and Virtus ETF Distributors LLC) are registered investment advisers who have adopted this Policy in accordance with Section 204A of the Investment Advisers Act which requires advisers to establish, maintain and enforce written policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by the adviser or any person associated with the adviser.

This Schedule will be updated from time to time without being considered an amendment to the Insider Trading Policy and Procedures. This Schedule A was last updated 1/1/2022.